
10035989

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14927

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: John Magacs

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

293 Bundy Road
(No. and Street)

Ithaca (City) NY (State) 14850 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Magacs 607 272-7448
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

"EXEMPT"
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SEC Mail
Mail Processing
Section

MAR 01 2010

Washington, DC
106

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Magacs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John Magacs, as of ~~December 31~~, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

sole proprietor

Title

Notary Public 2/23/10

LESLIE A. RICHARDS
Notary Public, State of New York
No. 5011557
Qualified in Tompkins County
Commission expires May 15, 2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION DECEMBER 31, 2009
John Magacs, 293 Bundy Road, Ithaca, NY 14850
SEC File #8-14927, SS#113-18-4938

Assets:		
Tompkins Trust Co. account 304681148	$6,135	
Total assets		$6,135
Liabilities	-0-	
Net worth	$6,135	
Total liabilities and net worth		$6,135

STATEMENT OF INCOME (LOSS)

Income		
Commissions on sales of mutual funds	$2,201	
Total income		$2,201
Expenses		
FINRA fees	$405	
Salary	$2,201	
Total expenses		$2,606
Net loss		($405)

STATEMENT OF CHANGES IN SOLE PROPRIETORS CAPITAL

Net worth December 31, 2008	$6,540	
Net worth December 31, 2009	$6,135	
Net change in capital		($405)

COMPUTATION OF NET CAPITAL

Net worth	$6,135
Net capital	$6,135

Since the firm deals in mutual funds only it is exempt from SEC Rule 15c3-3.

STATEMENT OF CASH FLOW

Cash on hand December 31, 2008	$6,540
Commissions received	$2,201
FINRA fees and expenses	($405)
Salary paid	($2,201)
Cash on hand December 31, 2009	$6,135

There were no liabilities subordinated to claims of general creditors on December 31, 2008 or December 31, 2009.

JOHN MAGACS SEC File 8-14927 Annual Report 1/1/09 to 12/31/09

Claim for Exemption of Accountants Opinion

Per Section 240.17a-5(e)(2) financial statements and schedules contained herein are not covered by an opinion of an independent accountant because broker/dealers securities business consists solely of sales of investment company shares. All funds are payable directly to the investment company. Confirmations are sent directly to customers from the investment company. The above procedures are in accordance with Rule 240.15c3-1(a)(2)(vi) establishing activities of broker/dealers with minimum net capital of $5,000.00.

293 Bundy Road
Ithaca, New York 14850

February 23, 2010

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, D.C. 20549

SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
106

SEC File 8-14927

Gentlemen:

Enclosed is the 2009 Annual Statement of Financial Condition for John Magacs.

I hereby request approval by the Securities and Exchange Commission to continue submitting statements without an independent accountants opinion as the Securities and Exchange Commission has accepted in the past.

Reasons for this are stated in the "Claim of Exemption of Accountants Opinion" included in my statement of financial condition:

> Per Section 240.17a-5(e)(2) financial statements and schedules contained herein are not covered by an opinion of an independent accountant because broker/dealer securities business consists solely of sales of investment company shares. All funds are payable directly to the investment company. Confirmations are sent directly to customers from the investment company. The above procedures are in accordance with Rule 240.15c3-1(a)(2)(vi) establishing activities of broker/dealers with minimum net capital of $5,000.00.

Very truly yours,



John Magacs